Sanderson Farms Request: End Routine Use of Medically Important Antibiotics in Poultry

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Sanderson Farms Inc.

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Sanderson Farms shareholders to vote FOR Item #4 at the Sanderson Farms Annual Meeting on February 15, 2018.

For questions, please contact Austin Wilson, Environmental Health Program Manager, As You Sow, awilson@asyousow.org.

Sanderson Farms Shareholder Proposal:

End Routine Use of Medically Important Antibiotics in Poultry

RESOLVED: Shareholders request that Sanderson Farms adopt an enterprise-wide policy to phase out the use of medically important antibiotics for disease prevention in its supply chain. Shareholders further request the company publish timetables and measures for implementing this policy.

2017 Vote on Same Proposal: 31.5%

Executive Summary

Sanderson Farms (“Sanderson”) is lagging its peers on antibiotic stewardship and faces reputational, regulatory, and legal risks as a result of its continued routine use of medically important antibiotics.

●	Industry and legislative/regulatory trends are moving to prohibit the routine use of medically important antibiotics for healthy food animals. All other major U.S. chicken producers are reducing or eliminating medically important antibiotic use.
●	The shift of consumer preferences towards antibiotic-free chicken could reduce the company’s sales and result in loss of market share.
●	Sanderson already faces a class-action lawsuit regarding its claim of “all-natural” chicken after U.S. Department of Agriculture testing of some of its products found unapproved drug residue in its chicken products, including prohibited antibiotics.

Sanderson reports that the company could transition its entire operation to become antibiotic-free within 12 months, but refuses to do so. Instead of proactively responding to public health concerns like its competitors and enacting this plan, Sanderson publicly denies the scientific link between antibiotic use in its operations and antibiotic resistance.

In the Board of Director’s Statement in Opposition, Sanderson conflates the subject of this proposal -- the use of medically important antibiotics in healthy animals for routine disease prevention - with a prohibition on the use of any antibiotics at all. This proposal does not request the company raise chicken without the use of any antibiotics.

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org

Routine Antibiotic Use in Livestock Is Contributing Significantly to Deadly Antibiotic Resistance

“A post-antibiotic era – in which common infections and minor injuries can kill – far from being an apocalyptic fantasy, is instead a very real possibility for the 21st Century.”

- World Health Organization1

The overuse and misuse of antibiotics in the meat industry is contributing to the rise of antibiotic-resistance, a phenomenon that reduces or eliminates the effectiveness of antibiotics in human and veterinary medicine. Antibiotics, even those important to human medicine, are frequently given to livestock and poultry in a routine manner to prevent illness in cramped and unhealthy conditions. This serious public health issue is estimated to cost the U.S. economy $35 billion per year.2 Antibiotic resistance could cause 300 million premature deaths and up to $100 trillion in global economic damage by 2050.3

The Centers for Disease Control and Prevention, the Food and Drug Administration, and the Department of Agriculture have all testified before Congress that the routine use of antibiotics on industrial farms is linked to the crisis of antibiotic resistance in humans. Bacteria has already been identified that is resistant to colistin, the antibiotic of last resort; more infections will become completely untreatable due to resistance in the future.4

The meat industry has historically used antibiotics in three ways:

●	To make animals grow at faster than normal rates (FDA Guidance 2013 has essentially ended this practice for medically important antibiotics)
●	To prevent illness in cramped and unhealthy confined living conditions
●	To treat or control the spread of disease

The routine use of antibiotics in animal food production makes it more likely that bacteria will become resistant to that class of antibiotic.5 Cases have been recorded where the use of animal-only antibiotics has contributed to resistance of medically-important (also known as “human” class) antibiotics.6 Bacteria that become antibiotic-resistance do not just contaminate meat products; resistant bacteria move environmentally -- through people, waste, water, and other avenues -- spreading across the globe.7

1 Scientific American. “Antibiotic Resistance Is Now Rife across the Globe.” Dana Fine Maron. April 30, 2014. http://www.scientificamerican.com/article/antibiotic-resistance-is-now-rife-across-the-globe

2 U.S. Centers for Disease Control and Prevention. “Untreatable: Report by CDC details today’s drug-resistant health threats.” September 16, 2013. https://www.cdc.gov/media/releases/2013/p0916-untreatable.html

3 https://amr-review.org/

4 http://www.bbc.com/news/health-34857015

5 For more information on this subject, see the literature review compiled by George Washington University’s Milken Institute of Public Heath and the Antibiotic Research Action Center: http://publichealth.gwu.edu/sites/default/files/Website%20Bibliography%20of%20Science%20on%20Antibiotics%20%26%20Food%20Animals.pdf [PDF]

6 jac.oxfordjournals.org/content/52/4/623.full.pdf

7 See, e.g.,
(a) “Spread of resistance may occur by direct contact or indirectly, through food, water, and animal waste application to farm fields.” Page 723 [PDF] http://cmr.asm.org/content/24/4/718.full.pdf
(b) NRDC Fact Sheet on Antibiotics Resistance. [PDF]

https://www.nrdc.org/sites/default/files/antibiotic-resistance-farms-FS.pdf

No new classes of antibiotics have been commercialized since 1982, underscoring the need to preserve the efficacy of antibiotics currently in use.8 In November 2017, WHO released guidelines on the use of medically important antibiotics in animals, “strongly recommend[ing] an overall reduction in the use of all classes of medically important antibiotics in food-producing animals, including complete restriction of these antibiotics for growth promotion and disease prevention without diagnosis.”9

Current Antibiotic Practices Are Not Necessary

The practices of leading North American companies and several European countries have conclusively proven that antibiotic use can be significantly reduced while still producing large quantities of affordable and ethical animal products.

In 1999, Denmark, which exports 30 million hogs per year (among the world’s largest pork exporters), banned the administration of growth promoting or disease preventing antibiotics for swine and broiler chickens. The World Health Organization (WHO) found that the Danish ban reduced human health risk without compromising animal health or farmer’s incomes.10 The change was made possible by changes in animal husbandry, such as more frequent cleaning of housing, improved ventilation, later weaning, additional space for animal movement, and improvements in animal feed.11 WHO’s economic analysis confirmed a comprehensive production cost increase of only $1 per pig, or just over one percent, and no cost increase for chicken.12 The conclusion that reducing antibiotic use in broiler chicken operations is not expensive is supported by a wide range of scientific literature.13 Estimates generally suggest that the cost is a few cents per pound of chicken sold.

8 Los Angeles Times. “Can the government encourage the development of new antibiotics?” July 11, 2016. http://www.latimes.com/science/sciencenow/la-sci-sn-antibiotic-resistance-government-incentives-20160711-snap-story.html

9 http://www.who.int/mediacentre/news/releases/2017/antibiotics-animals-effectiveness/en/

10 The PEW Charitable Trusts. Avoiding Antibiotic Resistance: Denmark’s Ban on Growth
Promoting Antibiotics in Food Animals. [PDF]

http://www.pewtrusts.org/~/media/legacy/uploadedfiles/phg/content_level_pages/issue_briefs/denmarkexperiencepdf.pdf

11 For more information on Denmark’s transition, see: The PEW Charitable Trusts. Comprehensive Fact Sheet: Denmark's Ban on Growth Promoting Antibiotics in Food Animals. February 24, 2010. [PDF]

http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2010/02/24/comprehensive-fact-sheet-denmarks-ban-on-growth-promoting-antibiotics-in-food-animals

12 Ibid.

13 See p. 8: National Resources Defense Council. “Pharming Chicken: It’s Time For The U.S. Poultry Industry to Demonstrate Antibiotic Stewardship”. Issue Brief. Published April 2014. https://www.nrdc.org/sites/default/files/poultry-industry-antibiotic-stewardship-IB.pdf

Currently, animals raised for food in Denmark and neighboring Norway are given about one-sixth of the antibiotics of livestock raised in the United States;14 livestock in Germany and the Netherlands are given less than half.15

Sanderson Farms’ Policies Are Insufficient and Create Material Risk

Investors are increasingly concerned about the risk of inaction on antibiotics in farm animal production. In April 2016, The Farm Animal Investment Risk and Return (FAIRR)’s investor coalition of $1.4 trillion in assets called on several companies to prohibit preventative use of medically important antibiotics.16 FAIRR’s investor coalition has grown to nearly $3 billion as of December 2017.17

FAIRR finds that irresponsible antibiotic use in the supply chain exposes companies to three main types of risk:

1.	Reputational Damage From Lagging Behind Peers

Companies whose policies lag behind their peers face civil society campaigns and media exposure, which can undermine brand value. Sanderson Farms faces material risk due to falling behind competitors who have stronger policies on antibiotic use. As a laggard, it is becoming a target for public campaigns that will damage its reputation and brand value and have the potential to reduce sales, especially to large buyers such as restaurants.

All of Sanderson Farms’ peer companies (major U.S. poultry producers) have made commitments to minimize antibiotic use far beyond regulatory requirements:

●	Perdue Farms is the 4th-largest U.S. chicken producer, and 95% of Perdue’s chickens never receive antibiotics. The company credits this accomplishment to the adoption of probiotics and vaccines.[18]
●	Tyson Foods, the largest U.S. producer of chicken, announced its intention to raise its chickens without the use of medically important antibiotics by September 2017 and is expanding its business in beef and pork raised without antibiotics.[19] All chickens raised for the Tyson retail brand are grown without using any antibiotics ever.[20]
●	Pilgrim’s Pride, the second largest U.S. chicken producer, has stated its intention to eliminate antibiotics from 25 percent of its chicken supply by the end of 2018 – it is on track to meet the goal far ahead of schedule.[21]

14 The New York Times. “Antibiotics in Livestock: F.D.A. Finds Use Is Rising.” Sabrina Tavernise. October 2, 2014. http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html

15 http://www.pewtrusts.org/en/research-and-analysis/analysis/2014/09/25/summary-of-pcasts-report-on-combating-antibiotic-resistance

16 Reuters. “Investor group launches campaign to curb antibiotic use in food.” April 10, 2016.

http://www.reuters.com/article/us-funds-engagement-antibiotics-idUSKCN0X70YN

17 http://www.fairr.org/investor-engagements/

18 http://www.wsj.com/articles/perdue-farms-eliminated-all-antibiotics-from-its-chicken-supply-1475775456

19 Ibid.

20 http://www.tysonfoods.com/media/position-statements/antibiotic-use.aspx

21 https://www.reuters.com/article/us-gnpcompany-m-a-pilgrims-pride-antibio/pilgrims-pride-to-near-antibiotics-goal-early-with-chicken-deal-ceo-idUSKBN13P2B3

●	Foster Farms has eliminated antibiotics that are critical to human medicine in its chicken production and is working to eliminate the use of all human antibiotics. The company has also expanded product lines of organic and “raised without antibiotics” chicken.[22]

According to the Chain Reaction scorecard published by several prominent NGOs, the majority of top-25 restaurant chains in the US have made commitments to minimize antibiotic use beyond regulatory compliance. For example:23

●	Panera Bread[24] and Chipotle Mexican Grill[25] prohibit routine antibiotic use across all of their livestock supply chains.
●	McDonald’s26, Wendy’s27, Subway and Taco Bell[28] have phased out the use of medically-important antibiotics in chicken supplies; KFC, Burger King and Tim Horton’s29 will achieve this in 2018.
●	Jack in the Box[30] plans to prohibit routine antibiotic use in poultry by 2020.
●	Starbucks[31] will prohibit the routine use of antibiotics in poultry by 2020.
●	In 2014, CKE Restaurants (Carl’s Jr., Hardee’s) said it would become the first major fast-food company to offer a burger free of hormones, antibiotics, and steroids, from grass-fed cattle.[32]
●	Chick-fil-A has committed to selling only chicken raised without any antibiotics by 2019.[33]
●	Subway pledged that all its turkey will be raised without antibiotics by 2018 or 2019, and all beef and pork by 2025.[34]

Consumer and health advocacy groups are strongly engaged on this issue and aligned on what policies they are requesting from companies. Eighty-six major organizations sent public letters to several restaurant companies in January 2016, requesting that companies phase out the preventative use of medically-important antibiotics.35

22 https://www.fosterfarms.com/news/foster-farms-becomes-west-coast-leader-in-antibiotic-free-and-organic-chicken/

23 https://www.nrdc.org/resources/chain-reaction-how-top-restaurants-rate-reducing-antibiotics-their-meat-supply

24 Panera Bread Company. Panera Bread’s Food Policy Statement. June 3, 2014. [PDF] https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf

25 Chipotle Mexican Grill. Food with Integrity. Accessed March 31, 2016.

http://chipotle.com/food-with-integrity

26 http://corporate.mcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Antimicrobial_Stewardship_Vision.pdf

27 https://www.wendys.com/en-us/about-wendys/antibiotic-use-policy-and-guidelines

28 https://www.tacobell.com/news/statement-regarding-antibiotics

29 https://www.reuters.com/article/us-rstrnt-brnd-antibiotics/parent-of-burger-king-tim-hortons-to-curb-antibiotics-in-chicken-idUSKBN19D21I

30 http://www.jackintheboxinc.com/assets/AW-121616.pdf

31 https://www.qsrmagazine.com/news/starbucks-commits-antibiotics-policy-2020

32 TakePart. “In a Surprising Move, This Major Fast-Food Chain Will Start Selling Grass-Fed Burgers.” Kristina Bravo. Dec 10, 2014. http://www.takepart.com/article/2014/12/10/carls-jr-grass-fed-hamburgers

33 CNN.com. “Chick-fil-A to serve antibiotic-free chicken.” Elizabeth Landau. Updated February 2, 2014.

http://www.cnn.com/2014/02/11/health/chick-fil-a-chicken-antibiotics/index.html

34 CNN.com. “Subway pledges to nix antibiotics in all its meat by 2025.” Jackie Wattles. October 21, 2015. http://money.cnn.com/2015/10/20/news/companies/subway-antibiotic-free-meat/index.html?iid=EL

35 http://uspirg.org/page/usp/letter-yum-brands-about-overuse-antibiotics-livestock-production

Crucially, Sanderson Farms’ vulnerability to reputational damage is magnified by its public denial of antibiotic resistance science. In August 2016, the company launched an advertising campaign to defend its use of antibiotics, calling its competitors’ efforts to reduce antibiotic use a “marketing gimmick” created “marketing gurus” of Madison Avenue.36 A 2016 New York Times profile on the company quotes Sanderson’s COO as stating: “There is not any credible science that leads us to believe we’re causing antibiotic resistance in humans.”37 This was not the first time that a Sanderson Farms executive created high-profile, negative news with comments on antibiotic resistance.38 This type of messaging, which is contrary to science and the action of the company’s peers, is highly likely to create a public backlash and reputational damage.

Moreover, this advertising campaign is expensive (in the first half of 2016, Sanderson spent $8.3 million on marketing, compared with $3.9 million in that period of 2015), but more importantly, it publicly identifies Sanderson Farms as denying the scientific link between antibiotic use and resistance. Meanwhile, most food companies are moving forward to provide sustainable, simple, and “clean” products to consumers.39 Sanderson’s marketing efforts are reminiscent of major oil producers’ ultimately unsuccessful and infamous efforts to downplay the science on climate change.40

Sanderson, which has continued its commitment to this backward-looking strategy in 2017, 41 has the potential to mislead consumers by stating that, by federal law, all chickens must be clear of antibiotics before they leave the farm. The presence of antibiotics in the meat itself is not the driver of antibiotic resistance; the problem is that when animals are raised with regular doses of antibiotics, it fuels the spread of drug-resistant bacteria. Those potentially dangerous bacteria can then travel off of the farm through numerous pathways and eventually infect humans.

Ironically, a recently filed lawsuit alleges that Sanderson Farms’ marketing misleads consumers to believe the company’s chicken is “100% Natural” while U.S. Department of Agriculture testing identified 49 instances in which Sanderson Farms’ contained residues of synthetic drugs, including42:

●	Eleven instances of antibiotics for human use, including chloramphenicol, which is not approved for use in food animals.
●	Traces of melengesterol acetate, a growth hormone and ractopamine. Neither is approved for use in chicken production.
●	Six instances of residues of amoxicillin, a medically important antibiotic for human use and one that is not approved for use in poultry. These findings were based on testing methods developed only for beef, because amoxicillin has not been approved for use on poultry.
●	Three instances of penicillin residue at up to 0.285 ppb, for which the residue regulatory limit is zero.
●	Positive test results for the insecticides abamectin and emamectin, again using testing methods that have not been validated for use on poultry.

36 http://www.nytimes.com/2016/08/02/business/poultry-producer-sanderson-farms-stands-its-ground-its-proud-to-use-antibiotics.html

37 Ibid.

38 http://www.wsj.com/articles/sanderson-farms-ceo-resists-poultry-industry-move-to-curb-antibiotics-1432137667

39 http://features.foodbusinessnews.net/corporateprofiles/2015/trend-index.html

40 https://www.bloomberg.com/news/articles/2016-09-07/will-exxonmobil-have-to-pay-for-misleading-the-public-on-climate-change

41 https://www.buzzfeed.com/venessawong/sanderson-ceo-denies-role-antibiotic-resistance?utm_term=.spxg5NydK#.ej8ORYj7A

42 http://www.foe.org/news/news-releases/2017-06-nonprofits-sue-third-largest-poultry-co-for-false-advertising

2.	Potential Loss of Market Share

Consumer preferences are rapidly changing to favour sustainable and safe food choices:

●	Organic meat sales experienced compound sales growth of 44% from 2011 to 2015; “antibiotic-free” sales grew 28.7%; and conventional meat sales grew only 4.6%.[43]
●	“The value of certified organic commodities jumped 23% from 2015 to 2016 to $7.6 billion. The biggest year to year increase was in broiler chickens, shooting 78% higher for a total of $750 million.”[44] USDA National Agricultural Statistics Service (NASS) 2016 Certified Organic Survey.
●	In a 2015 survey from Crain’s Chicago Business, 34% of fast-food restaurant customers said they would visit McDonald’s more often if it served meat raised without hormones or antibiotics.[45]
●	66 percent of consumers surveyed by the Natural Marketing Institute in 2016 said that it was important that their grocery store carried meat and poultry products that are free of antibiotics.[46]

3.	Regulatory Risk

As concern about overuse of antibiotics has grown, regulatory agencies have begun to take action. The U.S. Food and Drug Administration (FDA) has responded with guidance documents addressing labelling and usage of animal antibiotics. The issue of combatting antibiotic-resistance has been raised to the Executive level47 and legislation to curb the use of antibiotics in animal operations has been introduced.

FDA Guidance 209 and 213, which were implemented in January 2017, essentially prohibit the use of medically important antibiotics for growth promotion, and require veterinary prescriptions for antibiotics in animal feed.48 However, these guidance documents leave a large loophole: producers can still administer routine, low-dose antibiotics to entire herds with a veterinarian signature.49 Should this loophole be plugged to address the problem of growing antibiotic resistance, Sanderson will be left flat-footed and significantly behind its peers.

In December 2017, the FDA reported that sales of antibiotics used in livestock dropped from the previous year, for the very first time since it began tracking the data in 2009. The levels of antibiotic sales still are much higher than when the FDA first started collecting data in 2009, however.50

43 http://www.nielsen.com/us/en/insights/news/2016/weighing-consumers-growing-appetite-for-clean-meat-labeling.html

44 http://usda.mannlib.cornell.edu/usda/current/OrganicProduction/OrganicProduction-09-20-2017_correction.pdf

45 Advertising Age. “Love on the Rocks: Survey Reveals Problems, Opportunities for McD's.” Peter Frost. August 30, 2016. http://adage.com/article/cmo-strategy/love-rocks-survey-reveals-problems-opportunities-mcd/300146/

46 https://www.provisioneronline.com/articles/104042-consumer-trends-report-knowing-what-they-dont-want

47 U.S. Federal Government, White House, Office of the Press Secretary. Executive Order -- Combating Antibiotic-Resistant Bacteria. September 18, 2014. https://www.whitehouse.gov/the-press-office/2014/09/18/executive-order-combating-antibiotic-resistant-bacteria

48 U.S. Food and Drug Administration. FDA Guidance for Industry (GFI) #209—The Judicious Use of Medically Important Antimicrobial Drugs in Food-Producing Animals. April 13, 2012. [PDF] www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM216936.pdf

49 For more information, see:

The PEW Charitable Trusts. Gaps in FDA's Antibiotics Policy. November 30, 2014. [PDF]

http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2014/11/gaps-in-fdas-antibiotics-policy

50 https://www.npr.org/sections/thesalt/2017/12/07/569198029/is-the-tide-of-antibiotic-use-on-farms-now-turning

In 2015, California passed a bill to restrict routine antibiotic use in farm animals,51 and Maryland followed suit in 2017.52 Federally, Representative Louise Slaughter (the only microbiologist in Congress) introduced the Preservation of Antibiotics for Medical Treatment Act (PAMTA), which would ban disease prevention uses of medically important antibiotics in food animal production.53 In addition to PAMTA, the Delivering Antimicrobial Transparency Act (DATA) has been introduced; it would require better reporting on the amount and use of antibiotics and other antimicrobials given to animals raised for human consumption. The President’s Council on Curbing Antibiotics Resistance Bacteria (PACCARB) is prioritizing research, investments in pharmaceutical innovation, and pilot projects for collecting data.54 These programs have been vastly outpaced by market movements, as described above, increasing the chance that additional regulations will be put in place to achieve similar gains by all companies.

A new development in San Francisco may also shift the national conversation. The city’s new ordinance will require grocery stores to document antibiotic use in the meat and poultry brands they sell and make the information publicly available, via a city website, to consumers. This will provide public data on the antibiotic use practices of the biggest meat producers, for the first time ever.55

Response to the 2017 Board of Director’s Statement in Opposition

In its 2018 Definitive Proxy Statement, the Company’s Board of Directors makes the following arguments.

First, throughout its Opposition Statement, Sanderson mistakenly makes arguments about “Antibiotic Free (ABF)” policies. This proposal does not request Sanderson Farms to end all antibiotic use, rather it asks the company to phase out use of medically important antibiotics in healthy animals. The company’s use of the term “ABF” is therefore incorrect and misrepresents the current proposal.

Argument 1: “ABF [Antibiotic-free] products are more expensive to produce and appeal primarily to shoppers at high-end specialty stores.”

While there is some additional cost associated with reducing antibiotic use, the implicit assertion in Sanderson’s argument -- that chicken raised with minimal or no antibiotic use is cost prohibitive for all except high end specialty stores – is not supported by the scientific literature and world experts, as cited previously (see section: “Current Antibiotic Practices Are Not Necessary”). Nor is it congruent with the large number and range of restaurants and food companies moving to substantially reduce or eradicate antibiotic use.

Argument 2: “Changing our operations to produce ABF products would increase our environmental footprint and undermine our sustainability efforts. To adjust for the higher rates of bird mortality and morbidity that occur in ABF operations, we would need to grow more birds and use more land, feed grains and natural resources, and generate more waste.

51 Bloomberg. “California Enacts Strictest Animal Antibiotic Law in the U.S.” John Tozzi. October 11, 2015. http://www.bloomberg.com/news/articles/2015-10-11/california-enacts-strictest-animal-antibiotic-law-in-the-u-s-

52 https://www.reuters.com/article/us-maryland-antibiotics/maryland-joins-california-in-battling-antibiotic-overuse-on-farms-idUSKBN18Q22K

53 Food Safety News. “Rep. Slaughter Reintroduces Preservation of Antibiotics Legislation.” Lydia Zuraw. March 25, 2016. http://www.foodsafetynews.com/2015/03/rep-slaughter-reintroduces-preservation-of-antibiotics-legislation/

54 https://www.hhs.gov/ash/advisory-committees/paccarb/about-paccarb/index.html

55 https://www.washingtonpost.com/news/wonk/wp/2017/10/05/most-meat-producers-use-antibiotics-now-consumers-can-see-how-much/

No independent research supports this claim. As noted in studies cited earlier, substituting good animal husbandry practices for routine antibiotic use has proven to be effective and does not result in significantly increased mortality or morbidity. All other major U.S. poultry producers have made commitments to minimize antibiotic use, and these companies have also consistently increased sustainability commitments. For example, see Tyson Foods56 or Perdue Farms57 sustainability programs; Perdue’s website describes a much broader array of environmental sustainability initiatives than Sanderson’s.

Argument 3: “. . . scientific studies on bans of antibiotics in food animals have concluded that such bans have not decreased antibiotic resistance in humans.” .. . . “the American Veterinary Medical Association, citing a scientific study of a ban on antibiotics for growth promotion in food animals in Denmark, noted that “the ban has had little to no effect on the growing resistance problem in [Denmark’s] human population.”

First, the proposal does not call for a ban on antibiotic use. Second, contrary to the statements made by the veterinarians’ trade association, independent research demonstrates that reducing antibiotic use in animal production does reduce the development of antibiotic resistance in humans.58 As discussed earlier, independent global health authorities – including the CDC, WHO, Pew Charitable Trusts, and The United Nations59 report that antibiotic use in healthy animals must be reduced to protect human health.

Argument 4: We have contacted the holders of approximately 70% of our outstanding stock to explain our antibiotics practices and seek our stockholders’ views. Our senior management and Lead Independent Director met with stockholders who accepted our invitation to discuss this issue.

We commend this shareholder engagement, but note that Sanderson Farms has not reached out to the Proponents of this proposal, despite the fact that 31.5% of shares voting supported this proposal in February 2017. We remain hopeful that Sanderson’s engagement efforts will result in action to reduce use of medically important antibiotics.

58 “In most cases, halting the nontherapeutic use of antibiotics in livestock leads to a significant decrease in resistant microbes in animals and meat within a year or two.”
“Data from Denmark show a marked decline in levels of VRE in pigs since the 1995 avoparcin ban.16 A study in the Netherlands found that within two years of banning avoparcin, the prevalence and numbers of VRE decreased significantly in the fecal flora of both food animals and healthy humans.17 And a significant decline in resistant bacteria was documented two years after Danish pig farmers voluntarily stopped using cephalosporins in 2009.18”
Levy, Sharon. Reduced Antibiotic Use in Livestock: How Denmark Tackled Resistance. Environmental Health Perspectives DOI:10.1289/ehp.122-A160.

https://ehp.niehs.nih.gov/122-a160/

59 AMR is a problem not just in our hospitals, but on our farms and in our food, too. Agriculture must shoulder its share of responsibility, both by using antimicrobials more responsibly and by cutting down on the need to use them, through good farm hygiene,” said Dr José Graziano da Silva, Director-General of FAO.
http://www.un.org/pga/71/2016/09/21/press-release-hl-meeting-on-antimicrobial-resistance/

Argument 5: “The total market for ABF chicken is currently oversupplied relative to demand. Changing our operations to ABF would increase our cost of goods sold and could affect our profitability.”

As noted above, the discussions of “ABF chicken” is not relevant to this proposal. Moreover, Sanderson Farms provides no data or evidence for its stated conclusion that the market is “oversupplied”. As discussed above, competitors, consumers, and regulators continue to focus on successfully addressing the antibiotic resistance problem created by prophylactic use of antibiotics on animals raised for food, especially use of medically important antibiotics. Characterizing this important issue as one of “oversupply” underscores how far behind our company is in understanding the extent of the problem and developing appropriate policies to address this important issue.

Conclusion

Support of this resolution will encourage Sanderson Farms to review its policies regarding antibiotics, particularly the unnecessary and reckless use of medically important antibiotics in healthy chickens. Stronger policies will protect the company from the growing risks associated with reputational damage, changing consumer preference, potential litigation, and future regulation.